Biotel Inc.

11481 Rupp Drive

Burnsville, MN 55337

Phone (952) 890-5135

October 5, 2004

United States Securities and

Exchange Commission

450 Fifth Street N.W.

Judiciary Plaza

Washington, D.C. 20549

Attn: Thomas A. Jones, Esq.

Re:  Biotel Inc.

Registration Statement on Form 10-SB

SEC File No. 0-50914

Dear Mr. Jones:

Biotel Inc., the registrant under the registration statement on Form 10-SB, SEC File No. 0-50914, hereby submits an application to withdraw the registration statement in its entirety prior to the effective date.  The reason for the withdrawal of the registration statement is that the registrant prefers to re-file a Form 10-SB with audited financial statements for the fiscal year ended June 30, 2004.

Thank you for your consideration of this application.  If you have any questions or concerns, please call me at the telephone number listed above.

Very truly yours,

BIOTEL INC.

By: /s/  B. Steven Springrose

B. Steven Springrose, President

c. Rick Hauser, Esq.